UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

04009991

February 27, 2004

Lawrence E. Wilson
Franklin, Cardwell & Jones
1001 McKinney
18th Floor
Houston, TX 77002

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/27/2004

Re: Safescript Pharmacies, Inc. (f/k/a RTIN Holdings, Inc.)
Incoming letter dated January 9, 2004

Dear Mr. Wilson:

This is in response to your letter dated January 9, 2004 concerning the shareholder proposal submitted to Safescript Pharmacies by Foster Chandler. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

PROCESSED
MAR 10 2004
THOMSON
FINANCIAL

Enclosures

cc: Foster Chandler
Box 37
414 Cricket Hill Road
Killington, VT 05751

FRANKLIN, CARDWELL & JONES
A PROFESSIONAL CORPORATION

1001 MCKINNEY
18TH FLOOR
HOUSTON, TEXAS 77002

713.222.6025 TELEPHONE
713.222.0938 FACSIMILE

INTERNET:
http://www.fcj.com
e-mail: wilson@fcj.com

January 9, 2004

U. S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, Dc 20549

Re: Safescript Pharmacies, Inc. – Exclusion of Shareholder Proposal Submitted by Foster Chandler

Ladies and Gentlemen:

Safescript Pharmacies, Inc. (f/k/a RTIN Holdings, Inc. and referred to herein as the "Company") hereby notifies the Securities and Exchange Commission (the "Commission") of its intention to exclude a shareholder proposal (the " Chandler Proposal") submitted by Foster Chandler (the "Proponent") from the Company's proxy statement and form of proxy for the 2004 Annual Meeting of Shareholders (the "2004 Proxy Materials") pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). We respectfully requests confirmation that the staff of the Division of Corporate Finance (the "Staff") will not recommend enforcement action to the Commission if the Chandler Proposal is excluded as set forth in this letter.

In accordance with Rule 14a-8(j) under Section 14(a) of the Exchange Act, we have enclosed six (6) paper copies of this letter, the Chandler Proposal and the additional materials referred to herein. One copy of this letter, with copies of all enclosures, is being sent simultaneously to the Proponent by mail.

Background

Proxy materials for the Company's 2003 Annual Meeting were originally distributed to shareholders on March 13, 2003 and correctly state that the deadline for submission of proposals for the 2004 Annual Meeting was November 13, 2003. After the close of business on November 13, 2003, the Company received via e-mail a proposal from Mr. Howard Carlin (the "Carlin Proposal") which purported to be on behalf of himself and Mr. Foster Chandler as representatives of the Delphi RTIN Discussion Group of Shareholders (the "Delphi Group"). The Carlin Proposal was initially determined to be deficient in a number of respects, including the certification requirement regarding eligibility set forth in Rule 14a-8(b)(2) and the limitation of the number of proposals set forth in Rule 14a-8(c). The Company's counsel notified Mr. Carlin of the defects in the Carlin Proposal and allowed Mr. Carlin to submit a revised proposal within 14 days after receipt. In such notification, the Company's counsel indicated that the Company would accept proposals from members of the Delphi Group provided that each person meets the eligibility requirements. Mr. Carlin received the Company's notice on December 13, 2003 as indicated both by the return receipt and confirming e-mail from Mr. Carlin. The Chandler Proposal was sent to the Company's counsel by e-mail on December 29, 2003. Although not required, the Company has notified Mr. Chandler that the Chandler Proposal was filed after the expiration of the period in which shareholder proposals could be originally submitted and after the date on which corrected proposals could be submitted. Since the date of submission can not be corrected further corrections have not been sought by the Company.

The Chandler Proposal

The Chandler Proposal reads: "It is proposed that all options granted by the Company be expensed in accordance with FASB guidelines."

The Company's Position

We believe the Chandler Proposal may be excluded from the 2004 Proxy Materials pursuant to the following provisions:

> *Rule 14a-8(e) and Rule 14a-8(f)* because the Chandler Proposal was either a proposal originally submitted after the deadline for submission of shareholder proposals for the 2004 Annual Meeting or was a corrected proposal submitted more than 14 days after the receipt of the Company's notification of defects in the Carlin Proposal.
>
> *Rule 14a-8(i)(3)* because it is vague and indefinite.
>
> *Rule 14a-8(i)(7)* because it deals with a matter relating to the Company's ordinary business operations.
>
> *Rule 14a-8(i)(10)* because the Chandler Proposal deals with a matter that the Company has already substantially implemented.

The Chandler Proposal is Late and May be Excluded under Rule 14a-8(e) and Rule 14a-8(f)

The Chandler Proposal was received at the offices of the Company's counsel after the close of the Company's counsel after the close of business on December 29, 2003.

Rule 14a-8(e) requires that shareholder proposals for a regularly scheduled meeting must be received at the principal executive office of the Company at least 120 days prior to the date on which the Company released its proxy statement in connection with the previous year's meeting. The proxy materials for the 2003 Annual Meeting were released on March 17, 2003 and the Company has not moved the date of its Annual Meeting for 2004 by more than 30 days. The deadline for submission of shareholder proposals for the 2004 Annual Meeting was, therefore,

November 13, 2003, as published in the Company's proxy materials for the 2003 Annual Meeting. If determined to be an original submission, the Chandler Proposal was received 46 days after the deadline for original proposals.

The Chandler Proposal could be considered to be a corrected submission of the Carlin Proposal, which the Company indicated it would accept from individual members of the Delphi Group. Rule 14a-8(f) permits corrected proposals to be submitted within 14 days after the receipt of the Company's notification of defects in the original submission. If the Chandler Proposal is considered a correction and, therefore, initially filed before the deadline established by Rule 14a-8(e), the period for filing corrected proposals expired on December 27, 2003 and the Chandler Proposal was filed three days late.

The Staff has consistently held that proposals received after the deadline provided by Rule 14a-8(e) and Rule 14a-8(f) are not timely filed and may properly be omitted from a company's proxy materials. *See, e.g.,* Actuant Corporation (avail. November 26, 2003); Wendy's International (avail. January 6, 2003); UGI Corporation (avail. November 20, 2002); Oracle Corporation (avail. August 22, 2202); and Sara Lee Corporation (available July 19, 2002). The deadline for receiving shareholder proposals is strictly interpreted. *See, e.g.,* Thomas Industries Inc. (avail. January 15, 2003) in which the proposal was received one day late and Nabors Industries, Inc. (avail. April 15, 2003) in which the proposal was sent to the address of a subsidiary.

The Chandler Proposal is Vague and Indefinite and May be Excluded under Rule 14a-8(i)(3)

A proposal may be excluded pursuant to Rule 14a-8(i)(3) if the proposal contravenes any of the Commission's proxy rules or regulations, including Rule 14a-9 prohibiting false and misleading statements. A proposal contravenes Rule 14a-9 when it is too vague for the shareholders voting on it or the Company implementing it to determine with any reasonable certainty exactly what actions or measures the proposal requires. The Chandler Proposal purports to require the expensing of options in accordance with FASB guidelines without designating which statements of the Financial Accounting Standards Board are to be adhered to and without specifying which of the alternative accounting principles in any such statements are to be adopted. Financial Accounting Standards No. 123, *Accounting for Stock-Based Compensation* (FAS 123) is directly applicable to accounting for stock options. However, FAS 123 expressly allows the Company to adopt either of two different methods of expensing stock-based compensation. Although a supporting statement would have provided some guidance, it is impossible to determine from the Chandler Proposal whether it would require the adoption of the fair value method or the intrinsic value method for determining compensation expense under FAS 123.

The Staff has consistently held that a shareholder proposal that does not provide adequate guidance of what would be required to comply with it (if adopted) may be excluded. *See e.g.* Longview Fibre Company (avail. December 10, 2003); Philadelphia Electric Co. (avail. July 30, 1992) and International Business Machines Corp. (avail. January 14, 1992).

The Chandler Proposal Deals with Ordinary Business Operations and May be Excluded under Rule 14a-8(i)(7)

Rule 14a-8(i)(7) provides that a company may exclude a proposal if the proposal "deals with a matter relating to the company's ordinary business operations." The ordinary business exclusion rests on two key policy considerations stated by the Commission in Securities Act Release No. 34-40018: certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight and shareholders should not be permitted to micro-manage a company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment.

The decision regarding which of equally acceptable accounting policies to adopt is fundamental to the ability of management to operate an enterprise and is driven by considerations relating to the nature of the business. For example, adoption of a First In/First Out inventory system accurately matches the costs of identifiable goods to the sales of such goods while the adoption of a Last In/First Out inventory system more accurately reflects the replacement costs of fungible goods. Both accounting systems are allowable and each has advantages and disadvantages. Selection of the appropriate system is a management fuctions based on the particular requirements of the business. Moreover, decisions of accounting policy involve complex issues of reporting policy, internal control and integrity of the financial statements over which shareholders, as a group, are ill equipped to make an informed judgment. It is for those same reasons that the Financial Accounting Standards Board Statements and other authoritative literature provide alternative accounting principles and the management is held responsible for the integrity of a company's financial statements. Indeed, management must certify that the financial statements fairly present, in all material respects, the financial condition and results of operations of the issuer. *See* Sarbanes-Oxley Act of 2002, Section 906. Requiring management certification of financial statements over which shareholders are allowed to make decisions of accounting policy is fundamentally inappropriate and would be micro-management by the shareholders.

The Staff has consistently recognized that the choice between two accounting principles is one of the most basic matters of a company's ordinary business operations, and has permitted the exclusion of proposals under Rule 14a-8(i)(7) where such proposals relate to a company's "choice of accounting methods." *See, e.g.*, Meredith Corporation (avail. August 9, 2002); Applied Materials, Inc. (avail. December 13, 2002); Conseco, Inc. (avail. April 18, 2000); Travelers Group Inc. (avail. February 5, 1998). We are aware of Analog Devices, Inc. (avail. December 16, 2002) in which the Staff was unable to recommend no action in connection with the exclusion of a shareholder proposal to "establish a policy of expensing in the Company's annual income statement the cost of all future stock options issued by the Company." It is our belief that the legal environment in which management operates has significantly changed since *Analog* making individuals criminally liable for the fair presentation of financial condition and results. In addition, the Chandler Proposal is distinguishable from the proposal in Meredith because, it directs the adoption of a particular set of accounting guidelines rather than a general policy.

The Proposal Has Been Substantially Implemented and May be Excluded under Rule 14a-8(i)(10)

As described in Note 2 to the Financial Statements for the year ended December 31, 2002, the Company uses the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25 (APB 25) and its interpretations to measure stock-based compensation costs. FAS 123 specifically permits the continued use of the intrinsic value method with the inclusion of *pro forma* net income and, if presented, earnings per share determined as if the fair value method described in FAS 123 had been used in determining compensation costs. The *pro forma* disclosures required by FAS 123 for companies that adopt the intrinsic value method prescribed by APB 25 are included in Note 9 to the Financial Statements for the year ended December 31, 2002. Since the Company is permitted to continue using the intrinsic value method by FAS 123 and has done so in accordance with FAS 123, the Chandler Proposal has been substantially implemented according to its terms.

Conclusion

For the reasons set forth above, the Company respectfully requests the Staff to indicate that it will not recommend enforcement action to the Commission if the Chandler Proposal is omitted from the 2004 Proxy Materials. We presently anticipate that the 2004 Annual Meeting of Stockholders will be held on May 5, 2004 and that definitive proxy materials will be filed with the Commission on or about April 5, 2004, which is more than 80 days from the date hereof.

Please acknowledge receipt of the enclosed materials by date-stamping the enclosed receipt copy of this letter and returning it in the enclosed return envelope. If the Staff believes that it will not be able to take the no-action position requested above, we would appreciate the opportunity to confer with the Staff prior to the issuance of a negative response. Please feel free to call the undersigned at (713) 222-6025 with any questions or comments regarding the foregoing.

Very truly yours,
FRANKLIN, CARDWELL & JONES

Lawrence E. Wilson

cc: Foster Chandler
Box 37
414 Cricket Hill Road
Killington, VT 05751

Safescript Pharmacies, Inc.
911 N.W. Loop 281
Suite 408
Longview, Texas 75604

Transactions/Safescript/2004 Stockholder Meeting/Shareholder Proposals/SEC Notice_20040109 (Chandler)

Larry Wilson

From: Rhonda Smith [rsmith@rtinholdings.com]
Sent: Thursday, November 13, 2003 5:44 PM
To: Larry Wilson
Subject: Proposals Pursuant to the Solicitation of Written Consents

I received this proposal from Howard Carlin and thought I should forward it to you as the corporate secretary.

Rhonda Smith
Director of Market Partner Support
911 W. Loop 281 STE 408
Longview, Tx 75604
Office 903-295-6800 ext 202
Fax 903-234-9777

-----Original Message-----
From: Howard Carlin [mailto:howard.carlin@noaa.gov]
Sent: Thursday, November 13, 2003 5:42 PM
To: rsmith@rtinholdings.com
Cc: howard-2002@att.net
Subject: Proposals Pursuant to the Solicitation of Written Consents

TO: Board of Directors of RTIN Holdings

The shareholders of the group we represent would like to make the following proposals for inclusion in the proxy material for the next annual meeting. The deadline for such proposals is today, November 13.

1. It is proposed that Donald M. Delanch be nominated as a candidate for the board of directors. (personal background details to be provided later)

2. It is proposed that all options granted by the company shall be expensed in accordance with FASB guidelines.

3. It is proposed that an Advisory Board be established within 30 days of the Shareholder Meeting. This Advisory Board shall be comprised of no less than 6 nor more than 10 members. None of the members shall be employees or directors of RTIN Holdings. At least one third of the members shall be named by the Delphi RTIN Discussion Group. The purpose of the Advisory Board is to provide input to management on operations, shareholder communications and marketing partner relationships from the perspective of the independent shareholders, marklet partners and users of the Safemed system. The purpose of the Advisory Board is to provide input to management for their consideration on operations, shareholder communications, marketing partner relationships, system enhancements, and any other subject as requested by RTIN management. Advisory Board members shall be compensated for any all expenses associated with their meetings and time.

4. It is proposed that the Board of Directors shall be comprised and organized with respect to independence of directors in strict compliance with both the spirit and the letter of Sarbanes-Oxley, to uphold and further improve the integrity of the company financial reports, executive compensation, etc. There shall be separate Audit and Compensation Committees, i.e., they shall not be comprised of the Board of Directors as a whole. Strict compliance in terms of qualifications for memebership on these committes, and independence from the corporation, shall be adhered to. Integrated financial accounting and reporting systems shall be implemented, to which all appropriate personnel have access, in particular, members of the Audit Committee. Formalized and well-documented accounting policies and procedures,

including robust internal controls surrounding the capture and reporting of financial data, shall be implemented. Open and candid dealings with the Company's outside auditors, reflecting the critical role they play in the ability of the markets, shareholders, the Board and the senior management to perform their functions, shall be implemented.

Thank you for your consideration.

Howard Carlin
Foster Chandler
Representing the Delphi RTIN Discussion Group of Shareholders

FRANKLIN, CARDWELL & JONES
A PROFESSIONAL CORPORATION

1001 MCKINNEY
18TH FLOOR
HOUSTON, TEXAS 77002

713.222.6025 TELEPHONE
713.222.0938 FACSIMILE

INTERNET:
http://www.fcj.com
e-mail: wilson@fcj.com

November 26, 2003

Mr. Howard Carlin
13150 Diamond Hill Road
Oak Hill, VA 20171-3060

Re: Shareholder Proposals for the 2004 Annual Meeting of Shareholders

Dear Mr. Carlin:

Your e-mail to Rhonda Smith of RTIN Holdings, Inc. (the "Company") has been forwarded to me for a response.

Please consider this letter to be a notice of certain procedural defects pursuant to Rule 14a-8 (copy enclosed for your reference) under Section 14 of the Securities Exchange of 1934, as amended. Even though the deadline for submission of proposals has passed, you will be allowed 14 days from the date you receive this letter to correct such defects (if they can be corrected) and resubmit your proposals. This letter is not a determination by the Company that your proposal is or is not eligible for inclusion in the Company's Proxy Materials for the 2004 Annual Meeting, only that it is not properly submitted for consideration under the applicable rules of the Securities Exchange Commission (SEC).

The following matters should be corrected and your proposal re-submitted within 14 days:

1. Your proposal should contain a written statement that you intend to continue to be the holder of common stock issued by the Company having a market value of at least $2,000 through the date of the 2004 Annual Meeting of Stockholders. (Question 2, paragraph 2)

2. Your proposal should be limited to matter. We note that your proposal purports to be submitted on behalf of a group of persons and you may each submit one proposal provided that each person meets the eligibility requirements. (Question 3)

We call your attention to Question 9, paragraph 8, which provides that the Company may exclude any proposal for the election of a specified person to the Board of Directors. The Company encourages nominations for directors by its stockholders and will consider such nominations upon receipt of complete biographical information and consent by the nominee for employers and business associates to provide relevant information about such individual.

We also call your attention to the requirement that either you or your representative must attend the 2004 Annual Meeting of Stockholders to present your proposal. Although failure to attend would not prevent the meeting from considering your proposal, it would permit the Company to exclude any proposal made by you for the next two (2) years.

Although this letter outlines certain defects in your proposal, the management of the Company welcomes the input of the stockholders and will review the proposal and determine whether it would be in the best interest of the Company and its shareholders to implement your proposal without submitting it to the stockholders at the Annual Meeting. Upon receipt of a corrected proposal, the Company will determine if your proposal is eligible for inclusion in the Proxy Materials for the 2004 Annual Meeting of Stockholders. If Company determines that your proposal is not eligible and will be excluded, the Company will file its reasons for exclusion with the SEC and forward a copy of the filing to you at least 80 days before it mails Proxy Materials to its stockholders. You are allowed (but not required) to submit a response as soon as possible after the Company's filing.

Thank you for your interest in and commitment to RTIN Holdings, Inc.

Very truly yours,
FRANKLIN, CARDWELL & JONES

Lawrence E. Wilson

cc: Curtis Swanson

SENDER: *COMPLETE THIS SECTION*

- Complete items 1, 2, and 3. Also complete item 4 if Restricted Delivery is desired.
- Print your name and address on the reverse so that we can return the card to you.
- Attach this card to the back of the mailpiece, or on the front if space permits.

1. Article Addressed to:
Howard Carlin
13150 Diamond Hill Rd.
Oak Hill, VA
20171-3060

COMPLETE THIS SECTION ON DELIVERY

A. Received by *(Please Print Clearly)* Howard Carlin
B. Date of Delivery

C. Signature
X [signature]
☐ Agent
☐ Addressee

D. Is delivery address different from item 1? ☐ Yes
If YES, enter delivery address below: ☐ No

RECEIVED
DEC 0 1 2003
MAIL DATE CANCELED
USPTO MAIL CENTER

USPS OAK HILL BRANCH
DEC 3 2003

3. Service Type
☑ Certified Mail ☐ Express Mail
☐ Registered ☐ Return Receipt for Merchandise
☐ Insured Mail ☐ C.O.D.

4. Restricted Delivery? *(Extra Fee)* ☐ Yes

2. Article Number *(Copy from service label)*
7000 1670 0005 2377 5354

PS Form 3811, July 1999 Domestic Return Receipt 102595-00-M-0952

Larry Wilson

From: Howard Carlin [howard-2002@att.net]
Sent: Sunday, December 14, 2003 12:22 PM
To: wilson@fcj.com
Subject: RTIN Shareholder Proposals

Dear Mr. Wilson:

This is to advise you that I received your letter regarding the shareholder proposals on Saturday, December 13. I had been out of town for a week and found the certified mail notice upon my return.

I want to thank you very much for your detailed reply and consideration of our proposals. I intend to respond to your concerns as stated within 14 days. May I ask two brief questions? First, you refer to various "Questions" which I assume are part of an SEC document? Could you give me an Internet link and/or perhaps email that document so I can see to what you are referring? Secondly, I believe that some words may have been omitted from the first sentence of item 2: "Your proposal should be limited to matter." That sentence as it stands is not clear.

Once again, we thank you and the company for consideration of shareholder concerns, all of which, let me assure you, have been submitted in the spirit of obtaining mutual benefit for the shareholders and the company. Should you desire to contact me by phone, I can be reached at (703) 793-7409.

Yours truly,

Howard Carlin

Larry Wilson

From: Foster Chandler [fc@vermontel.net]
Sent: Monday, December 29, 2003 7:53 PM
To: wilson@fcj.com
Subject: Proposal for Safescript Pharmacies Annual Meeting

Dear Mr. Wilson:

In accordance with your letter to Howard Carlin regarding submission of proposals for the next Safescript Pharmacies shareholder meeting, I am submitting the following, which is identical to one previously submitted but rejected due to the "one proposal per person" rule:

It is proposed that all options granted by the company shall be expensed in accordance with FASB guidelines.

I also certify that I intend to own at least $2000 of SAFS stock through the date of the next Shareholder Meeting.

Sincerely,

"Foster Chandler"

Foster Chandler
Box 37
414 Cricket Hill Road
Killington, VT 05751

From: Larry Wilson
Sent: Thursday, January 08, 2004 2:07 PM
To: 'Foster Chandler'
Cc: Curtis Swanson (E-mail); Steve Cavender (E-mail)
Subject: RE: Proposal for Safescript Pharmacies Annual Meeting

Dear Mr. Chandler:

I have attached for your information a copy of our letter regarding the shareholder proposal that you submitted for inclusion in the Proxy Materials for the 2004 Annual Meeting of the Stockholders of Safescript Pharmacies, Inc. (f/k/a RTIN Holdings, Inc.). This letter was mailed today and you should expect to receive it shortly.

We sincerely appreciate and share your interest in compliance with the current statements of Generally Accepted Accounting Principles and are monitoring developments relating to accounting for equity-based compensation. Thank you for your interest in Safescript Pharmacies..

-----Original Message-----
From: Foster Chandler [mailto:fc@vermontel.net]
Sent: Monday, December 29, 2003 7:53 PM
To: wilson@fcj.com
Subject: Proposal for Safescript Pharmacies Annual Meeting

Dear Mr. Wilson:

In accordance with your letter to Howard Carlin regarding submission of proposals for the next Safescript Pharmacies shareholder meeting, I am submitting the following, which is identical to one previously submitted but rejected due to the "one proposal per person" rule:

It is proposed that all options granted by the company shall be expensed in accordance with FASB guidelines.

I also certify that I intend to own at least $2000 of SAFS stock through the date of the next Shareholder Meeting.

Sincerely,

"Foster Chandler"

Foster Chandler
Box 37
414 Cricket Hill Road
Killington, VT 05751

FRANKLIN, CARDWELL & JONES
A PROFESSIONAL CORPORATION

1001 MCKINNEY
18TH FLOOR
HOUSTON, TEXAS 77002

713.222.6025 TELEPHONE
713.222.0938 FACSIMILE

INTERNET:
http://www.fcj.com
e-mail: wilson@fcj.com

January 8, 2004

Foster Chandler
Box 37
414 Cricket Hill Road
Killington, VT 05751

Dear Mr. Chandler:

I have received your e-mail dated December 29, 2003 regarding a corrected proposal for inclusion in the Proxy Materials of Safescript Pharmacies, Inc., (f/k/a RTIN Holdings, Inc., the "Company") for the 2004 Annual Meeting of Stockholders (the "2004 Annual Meeting").

Your proposal will not be included in the Company's Proxy Materials for the 2004 Annual Meeting for the reasons set forth below:

(a) Your proposal was originally received after the deadline for submission of shareholder proposals set forth in the Proxy Materials for the 2003 Annual Meeting of Shareholders, mailed to shareholders of the Company on March 13, 2003. Although the date and time of the 2004 Annual Meeting has not been established, the Company expects such meeting to be within 30 days of date on which it was held in 2003. Accordingly, proposals by a shareholder must have been received by the Company on or before November 13, 2003 to be included in the Company's Proxy Materials for the 2004 Annual Meeting.

(b) Your proposal was submitted as a corrected proposal more than 14 days after you received notice of the defects in a prior submission. An original proposal was submitted by Howard Carlin (the "Carlin Proposal") on November 13, 2003, which listed you as a joint signatory. We provided notice of the defects in the Carlin Proposal on November 26, 2003 by certified mail addressed to Howard Carlin, the individual that submitted the original proposal electronically and the only signatory on the Carlin Proposal that was a record shareholder of the Company. That letter was received on December 13, 2003. Although your proposal is similar to one of the proposals in the Carlin Proposal and purports to be a correction in accordance with our letter of November 26, 2003, it was received by us more than 14 days after notice of the defects in the Carlin Proposal.

Since the foregoing defects in your submission cannot be corrected, submission of a corrected proposal for the 2004 Annual Meeting is unnecessary. Please refer to Rule 14a-8 under the Securities Exchange Act of 1934 for guidance if you decide to resubmit your proposal for the 2005 Annual Meeting. A copy of Rule 14a-8 may be viewed at http:/www.law.uc.edu/CCL/34ActRls/rule14a-8.html.

We sincerely appreciate and share your interest in compliance by the Company with the guidelines published by the Financial Accounting Standards Board. The Company presently accounts for all equity-based compensation in accordance with Generally Accepted Accounting Principles as set forth in relevant accounting literature, including Statement of Financial Accounting Standards No. 123 *Accounting for Stock Based Compensation.* We continue to monitor the developments in both accounting and disclosure principles relating to equity-based compensation for changes and intend to remain fully compliant with the applicable requirements.

Please feel free to call the undersigned at any time to discuss any questions.

Very truly yours,
FRANKLIN, CARDWELL & JONES

Lawrence E. Wilson

cc: Curtis Swanson

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 27, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Safescript Pharmacies, Inc. (f/k/a RTIN Holdings. Inc.)
Incoming letter dated January 9, 2004

The proposal proposes that all options granted by the company shall be expensed in accordance with FASB guidelines.

There appears to be some basis for your view that Safescript Pharmacies may exclude the proposal under rule 14a-8(i)(3) as vague and indefinite. Accordingly, we will not recommend enforcement action to the Commission if Safescript Pharmacies omits the proposal from its proxy materials in reliance upon rule 14a-8(i)(3). In reaching this position, we have not found it necessary to address the alternative bases upon which Safescript Pharmacies relies.

Sincerely,

Daniel Greenspan
Attorney-Advisor